FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of August
HSBC Holdings plc
42nd Floor, 8 Canada Square, London E14 5HQ, England
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).
Form 20-F X Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).
Yes  No X
(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

 HSBC HOLDINGS PLC
 25 August 2017

Notification of Transactions of Persons Discharging Managerial Responsibilities

On 24 August 2017, Laura Cha purchased 5,000 ordinary shares of US$0.50 at HKD 74.1000 per share.

The following disclosure is made in accordance with Article 19 of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person Laura Cha
2 - Reason for the notification
Position/statusNon-executive Director Initial notification/amendmentInitial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entityHSBC Holdings plc Legal Entity Identifier codeMLU0ZO3ML4LN2LL2TL39
4 - Details of the transaction(s)
Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2017-08-24	Ordinary shares of US$0.50 each	GB0005405286	Outside a trading venue	HKD - Hong Kong Dollar
Nature of Transaction:		Price	Volume	Total
Acquisition		74.10	5,000	HKD 370,500.00
	Aggregated	74.10	5,000	HKD 370,500.00

For any queries related to this notification, please contact:
JJ Williams
Shareholder Services Team
020 3268 3568

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 25 August 2017